Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
     The information presented, which includes an email from TD Banknorth sent to TD Banknorth employees, Commerce Bancorp, Inc. employees and TD Bank Financial Group employees on November 19, 2007, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and Commerce Bancorp, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
     The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

EMAIL SENT TO TD BANKNORTH EMPLOYEES, COMMERCE BANCORP, INC. EMPLOYEES AND TD BANK FINANCIAL GROUP EMPLOYEES ON NOVEMBER 19, 2007

TO:	TD Banknorth Employees
Commerce Employees
TDBFG AVPs and Above

FROM:	Bharat Masrani
President and CEO, TD Banknorth

CC:	D. DiFlorio
B. Falese

Please share with your teams

SUBJECT:	Kicking Off Planning For The Integration!
We’re on our way!
Last week, over 50 of our colleagues from TD Bank Financial Group, TD Banknorth and Commerce held an exciting integration kick off meeting in New York to begin planning for the successful integration of our companies. This was a critical step in our journey to build a true North American powerhouse centered on convenience and service for Customers, should we receive shareholder and regulatory approval.
While we all recognized the magnitude and complexities of the challenges ahead, I was inspired by the confidence, leadership and universal agreement that we have a unique opportunity to create an unparalleled Wow! experience for our Customers and our employees while delivering superior results for our shareholders.
Integration Principles
Much of the discussion centered on the principles that will guide us in our decision making throughout the integration. They speak to the key commitments we’ll keep to our Customers, employees and shareholders. Specifically, we will:
•	Protect and enhance the Customer experience and expand our Customer base

•	Establish common leadership values and create a common culture built around the Customer

•	Treat employees fairly and with respect throughout the process

•	Communicate major decisions to employees as soon as we can

•	Leverage the best and the most cost-effective applications and processes to meet the needs of the new, stronger combined entity
Since the transaction was first announced, I have met with thousands of employees at both Commerce and TD Banknorth and have been incredibly impressed with how excited everyone is about the opportunities created when we bring our companies together. I am absolutely confident that by adhering to these guiding principles, engaging our world-class employees and remaining relentlessly focused on what’s best for our Customers not only will we succeed — we’ll set a new benchmark for excellence in North American financial services!
How will we do it? By leveraging the best each company has to offer. By attacking new markets, attracting new Customers, accelerating our asset gathering capabilities and cross selling additional products and services, such as wealth management, through our expanded network of more than 1,000 stores and by creating an unparalleled employee experience.
Next steps: Integration Committees
The Committee Chairs and Co-Chairs are naming members to their teams and they will map out an integration blueprint for each of their respective areas. These blueprints, due in mid-January, will establish what steps we need to take to enhance the Customer experience, align operating systems and corporate functions, confirm financial synergies and determine quick wins for Customers, employees and shareholders.
Keeping you informed
We’re committed to communicating with you frequently as we move forward and you should expect to hear a lot more. Our first of many scheduled updates will be out in the next two weeks. We’ll also introduce dedicated space on the various corporate intranet sites to share important information about the planned integration, provide answers to frequently asked questions and solicit your feedback on how we’re doing.
I know you share the enthusiasm and passion I saw in the meeting last week. I challenged each person in the room to think big, approach the task of planning to combine our companies with an open mind and agree that there is only one sacred cow — the Customer.
As we Wow! our Customers with service and convenience, the rest will take care of itself and ensure our success. I ask you to accept the challenge as well and join us on this amazing journey to create a North American powerhouse!
For our employees in the U.S., have a safe and happy Thanksgiving.
Bharat
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. The Toronto-Dominion Bank and Commerce Bancorp, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.